Exhibit 99.1

ARC Resources Ltd./ARC Energy Trust Announce New Symbol for ARX Series A Exchangeable Shares

CALGARY, Oct. 15 /CNW/ - (AET.UN and ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust ("ARC") announces that the symbol for ARC's Series A Exchangeable Shares will change from ARX to ARX.A effective Monday, October 18, 2010.

ARC Energy Trust's symbol (AET.UN) remains unchanged at this time.

ARC RESOURCES LTD.

John P. Dielwart,

Chief Executive Officer

%CIK: 0001029509

For further information: about ARC Energy Trust, please visit our website www.arcenergytrust.com or contact Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free 1-888-272-4900, ARC Resources Ltd., 1200, 308 - 4th Avenue S.W., Calgary, AB, T2P 0H7

CO: ARC Energy Trust

CNW 12:56e 15-OCT-10